Exhibit 4.1

REVOLVING LINE OF CREDIT NOTE

$3,500,000.00	Woodland Hills, California
March 31, 2020

FOR VALUE RECEIVED, the undersigned SIMULATIONS PLUS, INC. ("Borrower") promises to pay to the order of WELLS FARGO BANK, NATIONAL ASSOCIATION ("Bank") at its office at MAC E2155-011, 21255 Burbank Blvd., Suite 110, Woodland Hills, California 91367, or at such other place as the holder hereof may designate, in lawful money of the United States of America and in immediately available funds, the principal sum of Three Million Five Hundred Thousand Dollars ($3,500,000.00), or so much thereof as may be advanced and be outstanding pursuant to the terms of the Credit Agreement, as defined herein, with interest thereon, to be computed on each advance from the date of its disbursement as set forth herein.

DEFINITIONS:

As used herein, the following terms shall have the meanings set forth after each, and any other term defined in this Note shall have the meaning set forth at the place defined:

(a)          "Base Rate" means, for any day, a fluctuating rate equal to the highest of: (i) the Prime Rate in effect on such day, (ii) a rate determined by Bank to be one and one-half percent (1.50%) above Daily One Month LIBOR in effect on such day, and (iii) the Federal Funds Rate plus one and one-half percent (1.50%).

(b)          "Daily One Month LIBOR" means, for any day, the rate of interest equal to LIBOR then in effect for delivery for a one (1) month period.

(c)          "Federal Funds Rate" means, for any day, the rate per annum equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers for the immediately preceding day, as published by the Federal Reserve Bank of New York; provided that if no such rate is so published on any day, then the Federal Funds Rate for such day shall be the rate most recently published, and further provided that if the Fed Funds Rate determined as provided above would be less than zero percent (0.0%), then the Fed Funds Rate shall be deemed to be zero percent (0.0%).

(d)          "LIBOR" means (i) for the purpose of calculating effective rates of interest for loans making reference to LIBOR Periods, the rate of interest per annum determined by Bank based on the rate for United States dollar deposits for delivery on the first day of each LIBOR Period for a period approximately equal to such LIBOR Period as published by the ICE Benchmark Administration Limited, a United Kingdom company, at approximately 11:00 a.m., London time, two London Business Days prior to the first day of such LIBOR Period (or if not so published, then as determined by Bank from another recognized source or interbank quotation), or (ii) for the purpose of calculating effective rates of interest for loans making reference to Daily One Month LIBOR, the rate of interest per annum determined by Bank based on the rate for United States dollar deposits for delivery of funds for one (1) month as published by the ICE Benchmark Administration Limited, a United Kingdom company, at approximately 11:00 a.m., London time, or, for any day not a London Business Day, the immediately preceding London Business Day (or if not so published, then as determined by Bank from another recognized source or interbank quotation); provided, however, that if LIBOR determined as provided above would be less than zero percent (0.0%), then LIBOR shall be deemed to be zero percent (0.0%).

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(e)           "LIBOR Period" means a period commencing on a New York Business Day and continuing for one (1) month, as designated by Borrower, during which all or a portion of the outstanding principal balance of this Note bears interest determined in relation to LIBOR; provided however, that (i) no LIBOR Period may be selected for a principal amount less than One Hundred Thousand Dollars ($100,000.00), (ii) if the day after the end of any LIBOR Period . is not a New York Business Day (so that a new LIBOR Period could not be selected by Borrower to start on such day), then such LIBOR Period shall continue up to, but shall not include, the next New York Business Day after the end of such LIBOR Period, unless the result of such extension would be to cause any immediately following LIBOR Period to begin in the next calendar month in which event the LIBOR Period shall continue up to, but shall not include, the New York Business Day immediately preceding the last day of such LIBOR Period, and (iii) no LIBOR Period shall extend beyond the scheduled maturity date hereof.

(f)            "London Business Day" means any day that is a day for trading by and between banks in dollar deposits in the London interbank market.

(g)          "New York Business Day" means any day except a Saturday, Sunday or any other day on which commercial banks in New York are authorized or required by law to close.

(h)          "Prime Rate" means at any time the rate of interest most recently announced within Bank at its principal office as its Prime Rate, with the understanding that the Prime Rate is one of Bank's base rates and serves as the basis upon which effective rates of interest are calculated for those loans making reference thereto, and is evidenced by the recording thereof after its announcement in such internal publication or publications as Bank may designate. If the rate of interest announced by Bank as its Prime Rate at any time is less than zero percent (0.0%), then for purposes of this Note the Prime Rate shall be deemed to be zero percent (0.0%).

(i)           "State Business Day" means any day except a Saturday, Sunday or any other day on which commercial banks in the jurisdiction described in "Governing Law" herein are authorized or required by law to close.

INTEREST:

(a)           Interest. The outstanding principal balance of this Note shall bear interest (computed on the basis of a 360-day year, actual days elapsed) either (i) at a fluctuating rate per annum equal to the Base Rate in effect from time to time, or (ii) at a fixed rate per annum determined by Bank to be one and three quarter percent (1.75%) above LIBOR in effect on the first day of the applicable LIBOR Period. When interest is determined in relation to the Base Rate, each change in the rate of interest hereunder shall become effective on the date each Base Rate change is announced within Bank. With respect to each LIBOR selection hereunder, Bank is hereby authorized to note the date, principal amount, interest rate and LIBOR Period applicable thereto and any payments made thereon on Bank's books and records (either manually or by electronic entry) and/or on any schedule attached to this Note, which notations shall be prima facie evidence of the accuracy of the information noted.

(b)          Selection of Interest Rate Options. Subject to the provisions herein regarding LIBOR Periods and the prior notice required for the selection of a LIBOR interest rate, (i) at any time any portion of this Note bears interest determined in relation to LIBOR for a LIBOR Period, it may be continued by Borrower at the end the LIBOR Period applicable thereto so that all or a portion thereof bears interest determined in relation to the Base Rate or to LIBOR for a new LIBOR Period designated by Borrower, (ii) at any time any portion of this Note bears interest determined in relation to the Base Rate, Borrower may convert all or a portion thereof so that it bears interest determined in relation to LIBOR for a LIBOR Period designated by Borrower, and (iii) at the time this Note is disbursed, Borrower may choose to have all or a portion thereof bear interest determined in relation to the Base Rate or to LIBOR for a LIBOR Period designated by Borrower.

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To select an interest rate option hereunder determined in relation to LIBOR for a LIBOR Period, Borrower shall give Bank notice thereof that is received by Bank prior to 11:00 a.m. in the jurisdiction described in "Governing Law" herein on a State Business Day at least two State Business Days prior to the first day of the LIBOR Period, or at a later time during such State Business Day if Bank, at its sole discretion, accepts Borrower's notice and quotes a fixed rate to Borrower. Such notice shall specify: (A) the interest rate option selected by Borrower, (8) the principal amount subject thereto, and (C) for each LIBOR selection, the length of the applicable LIBOR Period. If Bank has not received such notice in accordance with the foregoing before principal is disbursed hereunder or before the end of any LIBOR Period, Borrower shall be deemed to have made a Base Rate interest selection for such disbursement or the principal amount to which such LIBOR Period applied. Any such notice may be given by telephone (or such other electronic method as Bank may permit) so long as it is given in accordance with the foregoing and, with respect to each LIBOR selection, if requested by Bank, Borrower provides to Bank written confirmation thereof not later than three State Business Days after such notice is given. Borrower shall reimburse Bank immediately upon demand for any loss or expense (including any loss or expense incurred by reason of the liquidation or redeployment of funds obtained to fund or maintain a LIBOR borrowing) incurred by Bank as a result of the failure of Borrower to accept or complete a LIBOR borrowing hereunder after making a request therefor. Any reasonable determination of such amounts by Bank shall be conclusive and binding upon Borrower. Should more than one person or entity sign this Note as a Borrower, any notice required above may be given by any one Borrower acting alone, which notice shall be binding on all other Borrowers.

(c)           Taxes and Regulatory Costs. Borrower shall pay to Bank immediately upon demand, in addition to any other amounts due or to become due hereunder, any and all (i) withholdings, interest equalization taxes, stamp taxes or other taxes (except income and franchise taxes) imposed by any domestic or foreign governmental authority and related in any manner to LIBOR, and (ii) costs, expenses and liabilities arising from or in connection with reserve percentages prescribed by the Board of Governors of the Federal Reserve System (or any successor) for "Eurocurrency Liabilities" (as defined in Regulation D of the Federal Reserve Board, as amended), assessment rates imposed by the Federal Deposit Insurance Corporation, or similar requirements or costs imposed by any domestic or foreign governmental authority or resulting from compliance by Bank with any request or directive (whether or not having the force of law) from any central bank or other governmental authority and related in any manner to LIBOR. In determining which of the foregoing are attributable to any LIBOR option available to Borrower hereunder, any reasonable allocation made by Bank among its operations shall be conclusive and binding upon Borrower.

(d)          Default Interest. The Bank shall have the option in its sole and absolute discretion to have the outstanding principal balance of this Note bear interest at an increased rate per annum (computed on the basis of a 360-day year, actual days elapsed) equal to four percent (4%) above the rate of interest from time to time applicable to this Note (i) from and after the maturity date of this Note; (ii) from and after the date prior to the maturity date of this Note when all principal owing hereunder becomes due and payable by acceleration or otherwise; and/or (iii) upon the occurrence and during the continuance of any Event of Default.

BENCHMARK REPLACEMENT PROVISIONS:

Notwithstanding anything to the contrary contained in this Note or in any related loan document (for the purposes of these Benchmark Replacement Provisions, a Swap Agreement is not a loan document):

(a)           Benchmark Replacement. If a Benchmark Transition Event or an Early Opt-in Election, as applicable, occurs, the applicable Benchmark Replacement will replace the then-current Benchmark for all purposes under this Note or under any related loan document. Any Benchmark Replacement will become effective on the applicable Benchmark Replacement Date without any further action or consent of Borrower.

(b)          Benchmark Replacement Conforming Changes. Bank will have the right to make Benchmark Replacement Conforming Changes from time to time and any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of Borrower.

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(c)           Notices: Standards for Decisions and Determinations. Bank will promptly notify Borrower of (i) any occurrence of a Benchmark Transition Event or an Early Opt-in Election, as applicable, (ii) the implementation of any Benchmark Replacement, and (iii) the effectiveness of any Benchmark Replacement Conforming Changes. Any determination, decision or election that may be made by Bank pursuant to these Benchmark Replacement Provisions, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and will be made in its sole discretion and without Borrower consent

(d)          Certain Defined Terms. As used in this Note, each of the following capitalized terms has the meaning given to such term below:

(i)           "Benchmark" means, initially, LIBOR (including Daily One Month LIBOR, if applicable); provided, however, that if a Benchmark Transition Event or an Early Opt-in Election, as applicable, has occurred with respect to LIBOR or the then-current Benchmark, then "Benchmark" means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has become effective pursuant to the provisions of this Note.

(ii)          "Benchmark Administrator'' means, initially, ICE Benchmark Administration Limited, a United Kingdom company, or any successor administrator of the then-current Benchmark or any insolvency or resolution official with authority over such administrator.

(iii)         "Benchmark Replacement" means the first alternative set forth in the order below that can be determined by Bank as of the applicable Benchmark Replacement Date:

(1)           the sum of: (A) Term SOFR or, if Bank determines that Term SOFR for the Corresponding Tenor cannot be determined, Term SOFR for the longest tenor that can be determined by Bank that is shorter than the Corresponding Tenor, and (8) the spread adjustment, or method for calculating or determining such spread adjustment (which may be a positive or negative value or zero) that has been selected or recommended by the Relevant Governmental Body for Term SOFR; provided, however, that this clause (1) shall not apply (i) to any borrowings under this Note if a Swap Agreement is in effect with respect to all or any portion of this Note as of the Benchmark Transition Event or Early Opt-in Election, and (ii) to any borrowings under this Note that bear interest at Daily One Month LIBOR;

(2)           the sum of: (A) the alternate rate of interest that has been selected by Bank as the replacement for the then'.'"current Benchmark for the Corresponding Tenor (which, without limitation, may be compounded SOFR in arrears, term SOFR, Bank's Prime Rate, or another benchmark selected by Bank); and (8) the applicable spread adjustment or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by Bank.

With respect to Bank's decisions under this paragraph (2):

(i)            if a Swap Agreement relating to a portion of this Note is in effect as of the Benchmark Transition Event or Early Opt-in Election, then Bank may without limitation, select (i) the benchmark referenced in the Swap Agreement, which may be the sum of a fallback rate and spread adjustment, for the entire balance of this Note, or (ii) the benchmark referenced in the Swap Agreement, which may be the sum of a fallback rate and spread adjustment, for the hedged portion of this Note, and the applicable Benchmark Replacement for the remaining non-hedged portion of this Note; and

(ii)           in the case of a replacement rate for Daily One Month LIBOR, Bank may, without limitation, select SOFR notwithstanding the availability or feasibility of determining a daily one month SOFR; and

(iii)          Bank's selection of any applicable Benchmark Replacement shall give due consideration to (i) any selection or recommendation by the Relevant Governmental Body at such time for a replacement rate, the mechanism for determining such a rate, the methodology or conventions applicable to such rate, or the spread adjustment, or method for calculating or determining such spread adjustment, for such rate, or (ii) any evolving or then-prevailing market convention for determining a rate of interest as a replacement to the then-current Benchmark, the methodology or conventions applicable to such rate, or the spread adjustment, or method for calculating or determining such spread adjustment, for such alternate rate for U.S. dollar denominated syndicated or bilateral credit facilities at such time.

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Provided, however, during any period of time that the Benchmark Replacement would be less than zero percent (0.0%), the Benchmark Replacement shall be deemed to be zero percent (0.0%) for the purposes of this Note and the related loan documents, subject to any applicable floor rate provision.

(iv)         "Benchmark Replacement Conforming Changes" means any technical, administrative or operational changes (including, without limitation, changes to the definition of "Interest Period," timing and frequency of determining rates and making payments of interest, prepayment provisions and other administrative matters) that Bank decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by Bank.

(v)           "Benchmark Replacement Date" means the date specified by Bank in a notice to Borrower following a Benchmark Transition Event or Early Opt-in Election.

(vi)          "Benchmark Transition Event" means the occurrence of one or more of the following events with respect to the then-current Benchmark: a public statement or publication of information by or on behalf of the Benchmark Administrator or a regulatory supervisor for the Benchmark Administrator announcing that (A) the Benchmark Administrator has ceased or will cease to provide the Benchmark permanently or indefinitely or (B) the Benchmark is no longer representative of underlying markets.

(vii)        "Corresponding Tenor" means a tenor having approximately the same length as the Interest Period, provided, however, that the Corresponding Tenor for Daily One Month LIBOR shall be one day.

(viii)        "Early Opt-in Election" means the election by Bank to declare that the Benchmark will be replaced prior to the occurrence of a Benchmark Transition Event and the provision by Bank of written notice of such election to Borrower indicating that at least five (5) currently outstanding U.S. dollar-denominated syndicated credit facilities at such time contain (as a result of amendment or as originally executed) Term SOFR plus a spread adjustment that has been selected or recommended by the Relevant Governmental Body.

(ix)          "Interest Period" means, initially, the applicable LIBOR Period, and if a Benchmark Replacement is applicable, the tenor of the Benchmark Replacement.

(x)           "Relevant Governmental Body" means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.

(xi)          “SOFR” with respect to any day means the secured overnight financing rate published for such day by the Federal Reserve Bank of New York, as the administrator thereof, (or a successor administrator) on its website.

(xii)         "Swap Agreement" means a swap agreement by and between Borrower and Bank or its affiliates.

(xiii)        'Term SOFR" means the forward-looking term rate for the Corresponding Tenor based on SOFR that has been selected or recommended by the Relevant Governmental Body.

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BORROWING AND REPAYMENT:

(a)           Borrowing and Repayment of Principal. Borrower may from time to time during the term of this Note borrow, partially or wholly repay its outstanding borrowings, and reborrow, subject to all of the limitations, terms and conditions of this Note and of any document executed in connection with or governing this Note; provided however, that the total outstanding borrowings under this Note shall not at any time exceed the principal amount stated above. The unpaid principal balance of this obligation at any time shall be the total amounts advanced hereunder by the holder hereof less the amount of principal payments made hereon by or for Borrower, which balance may be endorsed hereon from time to time by the holder. The outstanding principal balance of this Note shall be due and payable in full on April 15, 2022.

(b)           Payment of Interest. Interest accrued on this Note shall be payable on the first day of each month, commencing May 1, 2020, and on the maturity date set forth above.

(c)           Advances. Advances hereunder, to the total amount of the principal sum stated above, may be made by the holder at the oral or written request of (i) SHAWN O'CONNOR or JOHN KNEISEL, any one acting alone (subject to any of Bank's applicable authentication policies or procedures, which may require that a particular individual-including another specific individual listed above-provide verification of the identity of the requester), who are authorized to request advances and direct the disposition of any advances until written notice of the revocation of such authority is received by the holder at the office designated above, or (ii) any person, with respect to advances deposited to the credit of any deposit account of Borrower, which advances, when so deposited, shall be conclusively presumed to have been made to or for the benefit of Borrower regardless of the fact that persons other than those authorized to request advances may have authority to draw against such account. The holder shall have no obligation to determine whether any person requesting an advance is or has been authorized by Borrower.

(d)           Application of Payments. Each payment made on this Note shall be credited first, to any interest then due and second, to the outstanding principal balance hereof. All payments credited to principal shall be applied first, to the outstanding principal balance of this Note which bears interest determined in relation to the Base Rate, if any, and second, to the outstanding principal balance of this Note which bears interest determined in relation to LIBOR, with such payments applied to the oldest LIBOR Period first.

PREPAYMENT:

(a)          Base Rate. Borrower may prepay principal on any portion of this Note which bears interest determined in relation to the Base Rate at any time, in any amount and without penalty.

(b)          LIBOR. Borrower may prepay principal on any portion of this Note which bears interest determined in relation to LIBOR at any time and in the minimum amount of One Hundred Thousand Dollars ($100,000.00); provided however, that if the outstanding principal balance of such portion of this Note is less than said amount, the minimum prepayment amount shall be the entire outstanding principal balance thereof. In consideration of Bank providing this prepayment option to Borrower, or if any such portion of this Note shall become due and payable at any time prior to the last day of the LIBOR Period applicable thereto by acceleration or otherwise, Borrower shall pay to Bank immediately upon demand a fee which is the sum of the discounted monthly differences for each month from the month of prepayment through the month in which such LIBOR Period matures, calculated as follows for each such month:

(i)	Determine the amount of interest which would have accrued each month on the amount prepaid at the interest rate applicable to such amount had it remained outstanding until the last day of the LIBOR Period applicable thereto.

(ii)	Subtract from the amount determined in (i) above the amount of interest which would have accrued for the same month on the amount prepaid for the remaining term of such LIBOR Period at LIBOR in effect on the date of prepayment for new loans made for such term and in a principal amount equal to the amount prepaid.

(iii)	If the result obtained in (ii) for any month is greater than zero, discount that difference by LIBOR used in (ii) above.

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Borrower acknowledges that prepayment of such amount may result in Bank incurring additional costs, expenses and/or liabilities, and that it is difficult to ascertain the full extent of such costs, expenses and/or liabilities. Borrower, therefore, agrees to pay the above-described prepayment fee and agrees that said amount represents a reasonable estimate of the prepayment costs, expenses and/or liabilities of Bank. If Borrower fails to pay any prepayment fee when due, the amount of such prepayment fee shall thereafter bear interest until paid at a rate per annum two percent (2.00%) above the Prime Rate in effect from time to time (computed on the basis of a 360-day year, actual days elapsed).

(c)           Application of Prepayments. If principal under this Note is payable in more than one installment, then any prepayments of principal shall be applied to the most remote principal installment or installments then unpaid.

EVENTS OF DEFAULT:

This Note is made pursuant to and is subject to the terms and conditions of that certain Credit Agreement between Borrower and Bank dated March 31, 2020, as amended from time to time (the "Credit Agreement"). Any default in the payment or performance of any obligation under this Note, or any defined event of default under the Credit Agreement, shall constitute an "Event of Default" under this Note.

MISCELLANEOUS:

(a)           Remedies. Upon the sale, transfer, hypothecation, assignment or other encumbrance, whether voluntary, involuntary or by operation of law, of all or any interest in any real property securing this Note, if any, or upon the occurrence of any Event of Default, the holder of this Note, at the holder's option, may declare all sums of principal and interest outstanding hereunder to be immediately due and payable without presentment, demand, notice of nonperformance, notice of protest, protest or notice of dishonor, all of which are expressly waived by Borrower, and the obligation, if any, of the holder to extend any further credit hereunder shall immediately cease and terminate. Borrower shall pay to the holder immediately upon demand the full amount of all payments, advances, charges, costs and expenses, including reasonable attorneys' fees (to include outside counsel fees and all allocated costs of the holder's in-house counsel), expended or incurred by the holder in connection with the enforcement of the holder's rights and/or the collection of any amounts which become due to the holder under this Note whether or not suit is brought, and the prosecution or defense of any action in any way related to this Note, including without limitation, any action for declaratory relief, whether incurred at the trial or appellate level, in an arbitration proceeding or otherwise, and including any of the foregoing incurred in connection with any bankruptcy proceeding (including without limitation, any adversary proceeding, contested matter or motion brought by Bank or any other person) relating to Borrower or any other person or entity.

(b)          Collateral Exclusion. No lien or security interest created by or arising under any deed of trust, mortgage, security deed, or similar real estate collateral agreement ("Lien Document") shall secure the Note Obligations unless such Lien Document specifically describes the promissory note(s), instrument(s) or agreement(s) evidencing Note Obligations as a part of the indebtedness secured thereby. This exclusion shall apply notwithstanding (i) the fact that such Lien Document may appear to secure the Note Obligations by virtue of a cross-collateralization provision or other provisions expanding the scope of the secured obligations, and (ii) whether such Lien Document was entered into prior to, concurrently with, or after the date hereof. As used herein, "Note Obligations" means any obligations under this Note, as amended, extended, renewed, refinanced, supplemented or otherwise modified from time to time, or under any other evidence of indebtedness that has been modified, renewed or extended in whole or in part by this Note, as amended, extended, renewed, refinanced, supplemented or otherwise modified from time to time.

(c)       Obligations Joint and Several. Should more than one person or entity sign this Note as a Borrower, the obligations of each such Borrower shall be joint and several.

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(d)           Governing Law. This Note shall be governed by and construed in accordance with the laws of California, but giving effect to federal laws applicable to national banks, without reference to the conflicts of law or choice of law principles thereof.

(e)          Effective Date. The effective date of this Note shall be the date that Bank has accepted this Note and all conditions to the effectiveness of the Credit Agreement have been fulfilled to Bank's satisfaction. Notwithstanding the occurrence of the effective date of this Note, Bank shall not be obligated to extend credit under this Note until all conditions to each extension of credit set forth in the Credit Agreement have been fulfilled to Bank's satisfaction.

IN WITNESS WHEREOF, the undersigned has executed this Note to be effective as of the effective date set forth herein.

SIMULATIONS PLUS, INC.

By: /s/ John Kneisel

JOHN KNEISEL, CFO

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